[COMPANY LETTERHEAD OMITTED]


                    VIMPELCOM FILES DOCUMENTS FOR COMPLETION
                      OF MERGER OF KB IMPULS AND VIMPELCOM

Moscow and New York (May 25, 2005) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) announced today that it filed documents with government authorities to complete the merger of its wholly-owned subsidiary Open Joint Stock Company "KB Impuls" with and into the Company (the "Merger"). The Merger was approved by VimpelCom's shareholders on May 26, 2004. As of the date the Merger is registered (the "Merger Date"), KB Impuls shall cease to exist as a legal entity and VimpelCom shall be the legal successor to all rights and obligations of KB Impuls in accordance with Russian law.

KB Impuls currently holds a GSM license, other licenses and related frequencies and permissions for the city of Moscow and Moscow region. The current legal and regulatory regime requires that VimpelCom file applications for re-issuance of KB Impuls's licenses and related frequencies and permissions to VimpelCom within 30 days after the Merger Date.

VimpelCom is a leading international provider of telecommunications services, operating under the "Beeline" brand in Russia and Kazakhstan. "K-mobile" and "EXCESS" brands continue being used in Kazakhstan as well. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's shares are listed on the NYSE under the symbol "VIP".

This form 6-K release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the registration of the Merger, and the re-issuance of the licenses and related frequencies and permissions to VimpelCom following the Merger of KB Impuls into VimpelCom. There are risks relating to the re-issuance of the licenses and related frequencies and permissions, including the risk that such licenses and related frequencies and permissions may not be issued in a timely manner, on the same terms as the licenses and related frequencies and permissions held by KB Impuls or at all or that VimpelCom's right to continue to provide service to subscribers in KB Impuls's license area prior to or following the re-issuance of the licenses and related frequencies and permissions may be challenged. If any of these situations occur, they could have a material adverse effect on VimpelCom's business and results of operations, including causing VimpelCom to cease providing mobile services to the Moscow license area and/or resulting in an event of default under the majority of VimpelCom's outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual

                                    - more -
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VimpelCom Files Documents for Completion of Merger of KB Impuls and VimpelCom
Page 2 of 2

Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this form 6-K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                    Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                               Financial Dynamics
Tel: 7(095) 974-5888                             Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com                 mpolyviou@fd-us.com